EXHIBIT 2

One of a kind
*****
ABER DIAMOND CORPORATION
SECOND QUARTER REPORT
SIX MONTHS ENDED JULY 31, 2004

HIGHLIGHTS

The Company recorded sales during the quarter ended July 31, 2004 of $84.5 million of which $28.2 million represents sales from Harry Winston Inc.

Aber's net earnings for the quarter were $12.3 million as compared to $2.8 million for the first quarter and $5.8 million for the second quarter of the preceding year.

In July, Harry Winston announced a new management team with strong, international expertise in the luxury, retail and fine jewelry industries. This new management team under
Mr. Thomas J. O'Neill, Chief Executive Officer of Harry Winston Inc. and President of Aber, has commenced the rollout of its business strategy to revitalize the Harry Winston brand on a global basis.

MANAGEMENT'S DISCUSSION AND ANALYSIS
(All figures are in United States dollars unless otherwise indicated)

Prepared as of September 9, 2004

The following is management's interim discussion and analysis ("MD&A") of the results of operations for Aber Diamond Corporation ("Aber", or the "Company") for the three and six months ended July 31, 2004, and its financial position as at July 31, 2004. This MD&A is based on the Company's unaudited consolidated financial statements for the three and six months ended July 31, 2004 prepared in accordance with accounting principles generally accepted in Canada ("Canadian GAAP") and should be read in conjunction with the unaudited consolidated financial statements and notes thereto for the three and six months ended July 31, 2004 and the audited consolidated financial statements of Aber and notes thereto for the year ended January 31, 2004. Unless otherwise specified, all financial information is presented in United States dollars. All references to "second quarter" refer to the three months of Aber ended July 31, 2004.

This section contains certain forward-looking statements and should be read in conjunction with the "Safe Harbour Statement on Forward-Looking Information" on page 32 of this Interim Report. The Company's actual results could differ materially from those anticipated in these forward-looking statements as a result of numerous factors. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this MD&A.

Certain comparative figures have been reclassified to conform to the current year's presentation.

SUMMARY DISCUSSION

        Aber Diamond Corporation is a specialist diamond company focusing on the mining and retail segments of the diamond industry. The Company supplies rough diamonds to the global market received from its 40% ownership in the Diavik Diamond Mine, located off Lac de Gras in Canada's Northwest Territories. Aber also holds a 51% interest in Harry Winston Inc. ("Harry Winston"), a premier retailer of diamond jewelry.

        The Company's most significant asset is a 40% interest in the Diavik group of mineral claims. The Diavik Joint Venture (the "Joint Venture") is an unincorporated joint venture between Diavik Diamond Mines Inc. (60%) and Aber Diamond Mines Ltd. (40%). Diavik Diamond Mines Inc. ("DDMI") is the operator of the Diavik Diamond Mine (the "Diavik Mine"). Both companies are headquartered in Yellowknife, Canada. DDMI is a wholly owned subsidiary of Rio Tinto plc of London, England, and Aber Diamond Mines Ltd. is a wholly owned subsidiary of Aber Diamond Corporation of Toronto, Canada.

MARKET COMMENTARY

The Rough and Polished Diamond Markets

        The rough diamond market remains strong on an overall basis and Aber's rough diamond sales assortments enjoy particularly positive market recognition due to consistency of quality.

        All rough diamond producers have increased prices recently in response to limited supply, reduced inventory, and strong retail sales in the United States and other developing retail markets.

        The polished diamond market, however, continues to push back on prices thus eroding margins and leading to some consolidation of the less profitable participants in the polished market.

Retail Jewelry Market

        Although both Japan and the U.S. remain buoyant, consumer confidence in the U.S. economy fell in August from a two-year high as job growth slowed and oil prices reached a record high. The United States diamond jewelry market has been partially driven by sales of three stone jewelry and Right Hand Rings to high-income households and married women, the strongest segments of the United States market.

CONSOLIDATED FINANCIAL RESULTS

        The following is a summary of the Company's consolidated quarterly results for the eight quarters ended July 31, 2004 under the basis of presentation utilized in its Canadian GAAP financial statements:

(expressed in thousands of Unites States dollars, except per share amounts) (unaudited)

	FY05 Q2	FY05 Q1	FY04 Q4	FY04 Q3	FY04 Q2	FY04 Q1	FY03 Q4	FY03 Q3	Six months ended July 31, 2004	Six months ended July 31, 2003
Sales	$84,487	$52,269	$41,638	$53,958	$—	$—	$—	$—	$136,756	$—
Cost of sales	37,746	28,591	26,128	20,276	—	—	—	—	66,337	—

	46,741	23,678	15,510	33,682	—	—	—	—	70,419	—
Selling, general and administrative expenses	17,632	8,714	3,704	4,795	2,870	2,286	2,507	2,207	26,346	5,156

Earnings (loss) from operations	29,109	14,964	11,806	28,887	(2,870)	(2,286)	(2,507)	(2,207)	44,073	(5,156)

Interest and financing expenses	(3,039)	(2,912)	(7,127)	(5,180)	(157)	(146)	—	—	(5,951)	(303)
Other income (expense)	(24)	—	183	184	247	227	268	292	(24)	474
Gain on sale of other assets	—	—	98	222	327	338		—	—	665
Foreign exchange gain (loss)	760	(349)	(338)	682	3,572	9,367	3,175	1,278	411	12,939

Earnings (loss) before income taxes	26,806	11,703	4,623	24,795	1,119	7,500	936	(637)	38,509	8,619
Income taxes (recovery)	14,798	8,862	1,460	11,247	(4,714)	2,337	(381)	(4)	23,660	(2,377)

Earnings before minority interest	12,008	2,841	3,163	13,548	5,833	5,163	1,317	(633)	14,849	10,996
Minority interest	(287)	44	—	—	—	—	—	—	(243)	—

Earnings (loss)	$12,295	$2,797	$3,163	$13,548	$5,833	$5,163	$1,317	$(633)	$15,092	$10,996

Basic earnings (loss) per share	$0.21	$0.05	$0.06	$0.25	$0.11	$0.09	$0.03	$(0.01)	$0.26	$0.20
Diluted earnings (loss) per share	$0.21	$0.05	$0.06	$0.24	$0.10	$0.09	$0.03	$(0.01)	$0.26	$0.19
Total assets	$834,532	$817,980	$632,768	$611,390	$575,274	$577,855	$516,898	$454,651	$834,532	$575,274
Total long-term liabilities	$334,317	$320,749	$229,827	$290,414	$275,932	$284,648	$249,206	$194,336	$334,317	$275,932

RESULTS OF OPERATIONS

        Aber's results of operations include results from its mining operations and results from Harry Winston since the date of acquisition. Harry Winston operates six retail salons around the world.

        Production from the Diavik Mine continues to exceed the levels previously forecast due to increased processing rates and predicted grade recovery. An annualized rate of ore processing above 2.0 million tonnes per year was achieved on a consistent basis in the three months ended June 30, 2004. This compares to a nameplate capacity of 1.5 million tonnes per year and the reforecast target of 1.7 million tonnes per year announced in March 2004. The low grade mud-rich unit surrounding A154 South pipe continues to have a dilutive effect on recovered grade, but is diminishing over successively lower bench levels. After adjustment for the dilutive effects of the mud, and factors for metallurgical recovery, recovered grade reconciles against the mine plan grade forecast.

        Currently, drilling is ongoing to better delineate the shapes of the A154 South and A154 North pipes at depth, and to collect a larger sample of A154 North material with the aim of promoting A154 North resource tonnage into the ore reserve category. A separate drilling campaign on the A154 North and A418 pipes is designed to better delineate grade and grade distribution in the uppermost portions of these pipes. This development work is expected to continue through the third quarter and be utilized in an update to the Diavik Mine plan, currently expected later in the year.

Mine Production

        Production information from the Diavik Mine, Aber's 40% share:

	Three months ended June 30, 2004	Six months ended June 30, 2004
Diamonds recovered (000 carats)	909	1,524
Grade (carats/tonne)	4.2	4.1
Operating costs, cash ($ millions)	17.6	31.9
Operating costs per carat, cash ($)	19	21

        Cash operating costs decreased by $5 per carat from the preceding calendar quarter and $10 per carat on a year-to-date basis compared to the twelve month results at December 31, 2003.

Three months ended July 31, 2004 compared to three months ended April 30, 2004 and July 31, 2003

Net Earnings

        The second quarter earnings of $12.3 million or $0.21 per share represent an increase of $9.5 million or $0.16 per share as compared to the first quarter results of $2.8 million or $0.05 per share and an increase of $6.5 million or $0.10 per share as compared to the results from the second quarter of the prior year.

Revenue

        Sales for the second quarter totalled $84.5 million, which includes sales of $28.2 million from Harry Winston for the quarter. This compares to sales of $52.3 million in the preceding quarter, which included sales of $10.1 million from Harry Winston for the month of April, and $15.1 million in the comparable quarter of the prior year. Sales from the comparable quarter of the prior year were credited against deferred mineral property costs prior to the commencement of commercial production on August 1, 2003. The increase in sales during the current quarter resulted primarily from an increase in the quantity of rough diamond product available for sale during the second quarter as compared to the first quarter, and also reflects the inclusion of a full quarter sales from Harry Winston, as compared to only one month of sales during the first quarter of this year. The increase in quantity of rough diamond product available for sale during the second quarter was the direct result of the processing, during the prior periods, of the low grade mud-rich material that surrounds the A154 South kimberlite pipe at the Diavik Mine. During the current quarter Aber completed two rough diamond sales as per plan. The Company is expected to complete three sales in the third quarter and two sales in the fourth quarter.

Cost of Sales

        The Company cost of sales recorded for the second quarter was $37.8 million compared to $28.6 million for the previous quarter and $0 for the comparable quarter of the previous year which was prior to the commencement of commercial production. The Company's cost of sales includes cash and non-cash costs associated with mining, sorting activities and cost of sales from Harry Winston. See the segmented analysis set out below for additional information.

        The substantial portion of cost of sales is mining operating costs incurred at the Joint Venture level. Sorting costs include Aber's cost of handling and assorting product in preparation for rough diamond sales. Non-cash costs include amortization and depreciation, the majority of which is recorded on a unit of production method over estimated proven and probable reserves. Private production royalties are recorded based on actual production during each accounting period.

Selling, General and Administrative Expenses

        Selling, general and administrative ("SG&A") expenses include expenses for salaries, advertising, professional fees, rent and related office costs. The second quarter saw SG&A expenses of $17.6 million, including $13.4 million of SG&A expenses from Harry Winston, as compared to $8.7 million from the prior quarter (which included $4.7 million from Harry Winston), and $2.9 million from the comparable quarter of the prior year. The increase from the first quarter results from the inclusion of a full quarter of SG&A from Harry Winston as compared to only one month for the first quarter.

        Included in SG&A expenses incurred during the second quarter are $8.2 million in salaries and benefits, $3.8 million in advertising, $2.6 million in rent and office related costs, $1.7 million in professional fees and $1.3 million in depreciation and other costs. Included in salaries and benefits are $1.1 million in stock option and related costs compared to $0.9 million from the previous quarter and $0.6 million in the comparable quarter of the prior year. See the segmented analysis set out below for additional information.

Income Taxes

        Aber recorded a tax expense of $14.8 million during the quarter, compared to $8.9 million in the previous quarter and a recovery of $4.7 million during the comparable quarter of the prior year. The Company's effective income tax rate on regular operating income, excluding Harry Winston, is expected to be approximately 45% for the current fiscal year ended January 31, 2005. The current tax rate excludes the provision for Large Corporations Tax, tax effect of non deductible stock compensation and is also continually subject to fluctuations as the result of Aber's U.S. dollar denominated debt and cash, the value of which changes with fluctuations in the Canadian dollar against the U.S. dollar.

        Harry Winston income taxes payable varies by jurisdiction. Net operating losses are available in certain jurisdictions to offset future income taxes payable. The net operating losses are scheduled to expire through 2024.

        During the second quarter of the prior year, an income tax recovery of $4.7 million was recorded due to changes in the revaluation of future income tax liabilities for reduction in future federal income tax rates and the overall favourable effect of certain other changes in Canadian income and mining tax legislation.

Interest and Financing Expense

        Interest and financing expenses of $3.0 million were incurred during the quarter compared to $2.9 million for the previous quarter and $0.2 million in the comparable quarter of the preceding year. The current year's interest and financing expenses are attributable to both Aber's and Harry Winston's credit facilities. Interest and financing expenses for the comparable quarter of the prior year were capitalized to deferred mineral property costs prior to the commencement of commercial production. The $0.2 million from the comparable quarter of the preceding year was recognized on the first mortgage on real property.

Foreign Exchange Gain (Loss)

        A foreign exchange gain of $0.8 million was recognized during the quarter compared to a foreign exchange loss of $0.3 million from the previous quarter and a gain of $3.6 million in the comparable quarter of the preceding year. The prior year gain was substantially recorded prior to the change in reporting currency from Canadian to United States dollars. The gain was recorded on Aber's United States dollar denominated net debt position for a strengthened Canadian dollar prior to the adoption of the United States dollar as the functional and reporting currency. The Company does not currently have any hedges outstanding.

Segmented Analysis

        The operating segments of the Company include mining and retail segments.

MINING
 (expressed in thousands of United States dollars)(unaudited)

	FY05 Q2	FY05 Q1	FY04 Q4	FY04 Q3	FY04 Q2	FY04 Q1	FY03 Q4	FY03 Q3	Six months ended July 31, 2004	Six months ended July 31, 2003
Sales	$56,281	$42,153	$41,638	$53,958	$—	$—	$—	$—	$98,434	$—
Cost of sales	23,234	23,521	26,128	20,276	—	—	—	—	46,755	—

	33,047	18,632	15,510	33,682	—	—	—	—	51,679	—
Selling, general and administrative expenses	4,239	3,996	3,704	4,795	2,870	2,286	2,507	2,207	8,235	5,156

Earnings (loss) from operations	$28,808	$14,636	$11,806	$28,887	$(2,870)	$(2,286)	$(2,507)	$(2,207)	$43,444	$(5,156)

        The mining segment includes the production and sale of rough diamonds.

        Sales for the second quarter totalled $56.3 million compared to $42.2 million in the preceding quarter and $15.1 million in the comparable quarter of the prior year. Sales from the second quarter of the preceding year were realized prior to commercial production and were credited against deferred mineral property costs prior to August 1, 2003. The Company held two rough diamond sales in the second quarter of this year.

        Cost of sales includes cash operating costs of $13.4 million, non-cash operating costs of $8.8 million and private production royalties of $1.0 million. A substantial portion of cost of sales is mining operating costs, which are incurred at the Joint Venture level. Cost of sales also includes sorting costs which are comprised of Aber's cost of handling and sorting product in preparation for sales to third parties. Non-cash costs include amortization and depreciation, the majority of which is recorded on a unit of production method over estimated proven and probable reserves. Private production royalties are recorded based on actual production during each accounting period.

        The second quarter gross margin was 59% compared to 44% in the preceding quarter and 0% in the preceding year, which was prior to the commencement of commercial production. The gross margin realized on cash operating costs was 74% in the second quarter compared to 63% in the preceding quarter and 0% in the preceding year. The increase in gross margins in the current quarter was the result of lower cash costs per unit due to increased production.

        The operating costs at the Diavik Mine were higher in the second quarter of this year than in the first quarter due to increased fuel usage and increased employment levels at the mine. A portion of these costs are included in inventory at July 31, 2004.

        The mining segment incurred SG&A expenses of $4.2 million during the second quarter compared to $4.0 million in the first quarter and $2.9 million in the comparable prior year period. The increase compared to the prior year results primarily from increases in salaries and benefits of $1.0 million and an increase in stock option expense of $0.3 million. Salaries and benefits of $0.2 million from the second quarter of the prior year were capitalized to deferred mineral property costs prior to the start of commercial production. During the second quarter, the mining segment also recorded $0.3 million in one time salary and benefits expenses for various items including relocation expenses. The remainder of the increase from the second quarter of the prior year relates to increased employment levels.

RETAIL
(expressed in thousands of United States dollars)(unaudited)

	FY05 Q2	FY05 Q1	FY04 Q4	FY04 Q3	FY04 Q2	FY04 Q1	FY03 Q4	FY03 Q3	Six months ended July 31, 2004	Six months ended July 31, 2003
Sales	$28,206	$10,116	$—	$—	$—	$—	$—	$—	$38,322	$—
Cost of sales	14,512	5,070	—	—	—	—	—	—	19,582	—

	13,694	5,046	—	—	—	—	—	—	18,740	—
Selling, general and administrative expenses	13,393	4,718	—	—	—	—	—	—	18,111	—

Earnings (loss) from operations	$301	$328	$—	$—	$—	$—	$—	$—	$629	$—

        Aber completed its acquisition of a 51% interest in Harry Winston during the first quarter of this year. The retail segment includes sales from Harry Winston's six salons, which are located in New York, Beverly Hills, Paris, Geneva, Tokyo and Osaka.

        Sales for this quarter were $28.2 million compared to $10.1 million from the first quarter, which included only one month of results. Gross margins remained consistent in both the second and first quarter. SG&A expense was $13.4 million in the second quarter compared to $4.7 million in the first quarter, which reflects only one month of operations. The largest component of SG&A relates to salaries and benefits of $5.5 million, advertising and related costs of $2.6 million, building expenses of $2.3 million and administrative expenses of $3.0 million.

        The U.S. salon sales increased across a range of products with jewelry sales above $100,000 being particularly strong due to the continued strength in the U.S. luxury retail market. New salon openings in Las Vegas and Taipei are scheduled for the third quarter of this year.

        During the quarter, Harry Winston announced a new executive management team, the members of which all come from leadership positions within the luxury retail industry. Additionally, each of the members of Harry Winston's new executive team has extensive experience in luxury retail start-up and turn-around environments, and will use this experience to support Harry Winston's business expansion plan.

        Harry Winston believes that numerous factors including expanding global wealth and increased retail spending have contributed to significant opportunities in the luxury retail jewelry market. Harry Winston's growth strategy includes building on its existing brand equity through a new marketing campaign, geographical expansion, product development and enhancing the salon environment.

Six months ended July 31, 2004 compared to six months ended July 31, 2003

Net Earnings

        Aber's net earnings for the six months ended July 31, 2004 totalled $15.1 million or $0.26 per share, compared to net earnings of $11.0 million or $0.20 per share for the same period of the preceding year, which was prior to the commencement of commercial production at the Diavik Mine.

Revenue

        Aber recorded sales for the six months ended July 31, 2004 of $136.8 million compared to sales of $19.2 million for the comparable period in the prior year. Sales from the comparable period in the prior year were credited against deferred mineral property costs prior to the commencement of commercial production on August 1, 2003. Sales for the six months ended July 31, 2004 included $98.5 million from the sale of rough diamonds and $38.3 million from Harry Winston. The Company completed four diamond sales during the six months ended July 31, 2004 versus the previously planned five. Two of the sales were combined in the first quarter due to the reduced quantity of product available for sale, resulting from the processing of the low grade mud-rich material that surrounds the kimberlite ore at the Diavik Mine.

Cost of Sales

        The Company's recorded cost of sales of $66.3 million during the six months ended July 31, 2004 compared to $0 during the six months of the prior year. Cost of sales incurred prior to the commencement of commercial production was recorded against deferred mineral property costs.

Selling, General and Administrative Expense

        Aber incurred SG&A expenses of $26.3 million for the six months ended July 31, 2004 compared to $5.2 million incurred for the six months ended July 31, 2003.    Included in SG&A for the six months ended July 31, 2004 are $18.1 million in SG&A expenses related to Harry Winston. Aber also incurred higher salaries and related benefits of $1.8 million, higher stock options expense of $0.8 million, higher professional fees of $0.6 million and a reduction in business development costs of $0.2 million as compared to the six months ended July 31, 2003. The principal components of SG&A expense include expenses for salaries, advertising, professional fees, and rent and related office costs.

Income Taxes

        Income tax expense of $23.7 million was recorded during the six months ended July 31, 2004, compared to an income tax recovery of $2.4 million for the six months ended July 31, 2003. The recovery recorded in the preceding year included a non-cash income tax benefit of $4.7 million relating to the revaluation of future income tax liabilities for reductions in future federal income tax rates and the overall favourable effect of certain other changes in Canadian income and mining tax legislation. The current period's tax expense reflects a cumulative non-cash income tax expense of $3.3 million incurred in the first quarter of this year relating to the revaluation of future income tax liabilities to reflect an increase of 2% in future income tax rates in the Northwest Territories and an income tax expense of $20.4 million. Aber is currently in an income tax payable position for Large Corporations Tax, and is projected to be in a full cash taxable position effective the second quarter of the fiscal year ended January 31, 2006.

        The Company's effective income tax rate on regular operating income, excluding Harry Winston, is approximately 45% for the current fiscal year ended January 31, 2005. The current tax rate excludes the provision for Large Corporations Tax, tax effect for non deductible portion of stock compensation and is also continually subject to fluctuations as the result of Aber's U.S. dollar denominated debt and cash, the value of which changes with fluctuations in the Canadian dollar against the U.S. dollar.

        Harry Winston income taxes payable varies by jurisdiction. Net operating losses are available in certain jurisdictions to offset future income taxes payable. The net operating losses are scheduled to expire through 2024.

Interest and Financing Expenses

        Interest and financing expenses of $6.0 million were incurred during the six months ended July 31, 2004 compared to $0.3 million for the comparable period in the preceding year. The current year's interest and financing expenses are attributable to both Aber's and Harry Winston's credit facilities. Prior to the commencement of commercial production at the Diavik Mine, all interest and financing costs were capitalized to deferred mineral property costs with the exception of interest and financing on the first mortgage on real property.

Foreign Exchange Gain (Loss)

        A foreign exchange gain of $0.4 million was recognized during the six months ended July 31, 2004 compared with a gain of $12.9 million recognized during the six months ended July 31, 2003. The prior year gain was substantially recorded prior to the change in reporting currency from Canadian to United States dollars. The gain was recorded on Aber's U.S. dollar denominated net debt position and reflected a strengthened Canadian dollar prior to the adoption of the United States dollar as the functional and reporting currency. The Company does not have any hedges outstanding.

LIQUIDITY AND CAPITAL RESOURCES

Working Capital

        Working capital increased to $167.5 million at July 31, 2004 from $60.3 million at January 31, 2004, primarily as a result of the addition of merchandise inventory in conjunction with the acquisition of Harry Winston that occurred on April 1, 2004 and the net funds of $53.6 million received from the issuance of common shares in the first quarter. Aber had $108.9 million in unrestricted cash and cash equivalents and contingency cash collateral and reserves of $13.3 million at July 31, 2004 compared to $23.6 million and $100.1 million respectively at January 31, 2004. Included in unrestricted cash and cash equivalents at July 31, 2004 is $7.0 million held at the Diavik Mine and $5.3 million held at Harry Winston. This compares to unrestricted cash and cash equivalents of $7.2 million held at the Diavik Mine at January 31, 2004.

Net Debt

        In the second quarter, Aber made its first semi annual mandatory repayment of $10.0 million on its $100.0 million senior secured term facility. The $100.0 million senior term facility is part of Aber's amended financing arrangements that were completed during the first quarter. The amended financing arrangements also include a $75.0 million senior secured revolving credit facility.

        During the quarter, Harry Winston drew down a further $7.0 million on its $60.0 million credit facility, resulting in a total of $35.1 million outstanding at the end of July 31, 2004 primarily to fund capital expenditure and inventory for new store developments.

        At July 31, 2004, no balance was drawn under the Company's revolving financing facility with Antwerpse Diamantbank N.V.

Cash Flow from Operations

        During the quarter ended July 31, 2004, Aber generated $15.0 million in cash from operations, compared to $17.4 million in the previous quarter, which included only one month of results from Harry Winston. Variations in revenues and operating cash flows are to a certain degree inherent in the Company's diamond marketing activity due to the cyclical nature of the Company's rough diamond sales activities and Harry Winston's retail sales, and accordingly the Company expects that such variability will continue to occur on a quarter over quarter basis. Cash flow from operations during the quarter was also impacted by the costs incurred by DDMI for supplies shipped during the first quarter on the ice road to the Diavik Mine, which costs were not billed to Aber until the second quarter of this year. During the second quarter, the Company purchased $10.6 million of inventory and reduced accounts payable and accrued liabilities by $8.7 million.

Contractual Obligations

        The Company has contractual payment obligations with respect to long-term debt and, through its participation in the Joint Venture, future site restoration costs at the Diavik Mine level. Additionally, at the Joint Venture level, contractual obligations exist with respect to operating purchase obligations, as administered by DDMI, the operator of the mine. The Company funds its 40% share of operating purchase obligations from the Diavik Mine on a monthly basis.

        The most significant contractual obligations for the ensuing five year period can be summarized as follows:

Contractual obligations ($000s)	Total	Less than 1 year	Year 2-3	Year 4-5	After 5 years
Long-term debt (a)	$218,513	$20,316	$76,223	$115,950	$6,024
Environmental and Participation Agreements Incremental commitments (b)	41,833	314	15,043	17,751	8,725

Total contractual obligations	$260,346	$20,630	$91,266	$133,701	$14,749

(a)
Long-term debt presented in the foregoing table includes current and long-term portions. The Company may at any time prepay, in whole or in part, borrowings under the $100.0 million term facility or the $75.0 million revolving facility, in minimum amounts of $5.0 million. Scheduled amortization of the term facility is over ten equal consecutive semi-annual installments of $10.0 million commencing June 15, 2004. The revolving facility has mandatory reduction payments of $12.5 million semi-annually, commencing in 2006. Additionally, the term facility has mandatory prepayment requirements associated with any dividend payments made by the Company. The Company's first mortgage on real property has scheduled principal payments of $0.1 million monthly, and may be prepaid after 2009. Included under long-term debt is the Harry Winston credit facility, which expires on March 31, 2008 with no scheduled repayments required before that date. Also included under long-term debt are notes payable pertaining to four convertible subordinated note agreements totalling $10.5 million with two of Harry Winston's shareholders. The notes are due on December 31, 2005 and bear interest at 11% payable quarterly. The notes are subordinated to Harry Winston's agreement with ABN AMRO Bank N.V. Harry Winston at its option may prepay all or a portion of the outstanding balance based upon an early redemption price. If Harry Winston is unable to pay in cash the aggregate principal amount and accrued unpaid interest on the maturity date then the unpaid principal amount of the notes plus accrued interest will dilute the common shares of Harry Winston.

(b)
The Joint Venture, under environmental and other agreements, must provide funding for the Environmental Monitoring Advisory Board. These agreements also state the Joint Venture must provide security deposits for the performance by the Joint Venture of its reclamation and abandonment obligations under all environmental laws and regulations. The Joint Venture has fulfilled its obligations for the security deposits by posting letters of credit of which Aber's share as at July 31, 2004 is $23.6 million. The requirement to post security for the reclamation and abandonment obligations may be reduced to the extent of amounts spent by the Joint Venture on those activities. The Joint Venture has also signed participation agreements with various native groups. These agreements are expected to contribute to the social, economic and cultural well-being of area Aboriginal bands. The letter of credit in the amount $23.6 million satisfies that part of the respective contractual obligations included in the table above. The actual timing of the cash outlay for the Joint Venture's obligations under these agreements is not anticipated until later in the life of the Diavik Mine.

(c)
In order to maintain its 40% interest in the Diavik Mine, the Company is obligated to fund the Joint Venture for 40% of its total expenditures on a monthly basis.

Financing Activities

        Aber repaid $10.0 million of its $100.0 million senior secured term facility during the second quarter. Also in the quarter, Harry Winston increased its line of credit by $7.0 million.

Investing Activities

        During the second quarter, the Company purchased capital assets of $3.1 million. Out of this amount, $1.6 million of the capital assets were purchased for the Diavik Mine and Aber head office and Harry Winston purchased the remainder. The Company anticipates capital spending for the remainder of the year to be approximately $12.0 million.

Foreign Exchange Effect on Cash Balances

        The Company's cash resources are held in both CDN dollars and U.S. dollars, although a substantial portion of the Company's cash resources were held in U.S. dollars as at July 31, 2004. In the current quarter, the total impact of foreign exchange translation amounted to a source of cash of $0.8 million on non-U.S. reported cash on the balance sheet. The CDN dollar over the last quarter has strengthened relative to the U.S. dollar and has resulted in a positive impact of $0.4 million. The remaining $0.4 million results from the positive impact of non-U.S. cash held by Harry Winston. This is reflected on the Consolidated Statements of Cash Flows under the foreign exchange effect on cash balance.

OUTLOOK

        Operations within the A154 pit and process plant will continue to focus on the A154 South pipe through the third quarter. The grade dilution associated with the low-grade mud-rich unit surrounding the A154 South ore body is expected to continue into the third quarter as mining advances through the 320m bench level, beyond which the mud unit is not observed.

        Processing of lower grade ore from the top of the A154 North pipe is currently expected to commence in the fourth quarter.

        Processing levels are expected to continue to be ahead of nameplate capacity which will help offset lower grades from the two pipes. As a result, 2004 diamond production at the Diavik Mine is still expected to be in the mid to upper range of 7.0 to 8.0 million carats.

        Three rough diamond sales are scheduled for the third quarter. Rough supply in the global diamond market is expected to remain tight in the second half of the fiscal year, and the outlook for this period in both market demand and pricing remains positive.

        During the quarter, Harry Winston announced a new management team. The new management team under the direction of Mr. Thomas J. O'Neill, Chief Executive Officer of Harry Winston and President of Aber, will focus on growing Harry Winston's core business while continuing to set the highest standards in the industry. The new Taipei and Las Vegas salons will be opened this fall.

ACCOUNTING POLICIES AND ESTIMATES

        There have been no changes in the Company's critical accounting estimates or policies from those disclosed in the Company's MD&A for its fiscal year ended January 31, 2004.

RISKS AND UNCERTAINTIES

        Aber is subject to a number of risks and uncertainties as a result of its operations, including without limitation the following risks:

Nature of Mining

        The operation of the Diavik Mine is subject to risks inherent in the mining industry, including variations in grade and other geological differences, unexpected problems associated with required water retention dikes, water quality, surface or underground conditions, processing problems, mechanical equipment performance, accidents, labour disputes, risks relating to the physical security of the diamonds, force majeure risks and natural disasters. Such risks could result in: personal injury or fatality; damage to or destruction of mining properties, processing facilities or equipment; environmental damage; delays or reductions in mining production; monetary losses; and possible legal liability. Hazards, such as unusual or unexpected rock formations, rock bursts, pressures, flooding or other conditions may be encountered in the drilling and removal of ore.

        The Diavik Mine, because of its remote northern location and access only by winter road or by air, is subject to special climate and transportation risks. These risks include the inability to operate or to operate efficiently during periods of extreme cold, the unavailability of materials and equipment, and unanticipated transportation costs. Such factors can add to the cost of mine development, production and operation, thereby affecting the Company's profitability.

Joint Venture

        The Diavik Mine and the exploration and development of the Diavik group of mineral claims is a joint venture between DDMI (60%) and Aber Diamond Mines Ltd. (40%), and is subject to the risks normally associated with the conduct of joint ventures. These risks include the inability to exert influence over strategic decisions made in respect of the Diavik Mine and the Diavik group of mineral claims. DDMI has a 60% interest in the Diavik Mine and has a controlling vote in virtually all Joint Venture management decisions respecting the development and operation of the Diavik Mine and the development of the Diavik group of mineral claims. Accordingly, DDMI is able to determine the timing and scope of future project capital expenditures, and is therefore able to impose capital expenditure requirements on the Company, which the Company may not have sufficient cash to meet. A failure by the Company to meet capital expenditure requirements imposed by DDMI could result in the Company's interest in the Diavik Mine and the Diavik group of mineral claims being diluted.

Diamond Prices

        The profitability of Aber is dependent upon production from the Diavik Mine and on the results of the operations of Harry Winston. Each is, in turn, dependent in part upon the worldwide price of diamonds. Diamond prices fluctuate and are affected by numerous factors beyond the control of the Company, including worldwide economic trends, particularly in the United States and Japan, the level of demand for and discretionary spending on luxury goods such as diamonds and jewelry, and the influence of the world's largest diamond producer, De Beers Consolidated Mines Ltd. Low or negative growth in the worldwide economy, particularly in the United States or Japan, or the occurrence of terrorist activities creating disruptions in economic growth, could result in decreased demand for luxury goods such as diamonds and jewelry, thereby negatively affecting the price of diamonds and jewelry and Aber's results of operations.

Regulatory and Environmental Risks

        The operation of the Diavik Mine and exploration activities at the Diavik project are subject to various laws and regulations governing the protection of the environment, exploration, development, production, taxes, labour standards, occupational health, waste disposal, mine safety and other matters. New laws and regulations, amendments to existing laws and regulations or more stringent implementation of existing laws and regulations could have a material adverse impact on the Company, increase costs and/or cause a reduction in levels of production from the Diavik Mine.

        Mining is subject to potential risks and liabilities associated with pollution of the environment and the disposal of waste products occurring as a result of mining operations. To the extent Aber is subject to uninsured environmental liabilities, the payment of such liabilities could have a material adverse effect on the Company.

Resource and Reserve Estimates

        The Company's figures for mineral resources and ore reserves on the Diavik group of mineral claims are estimates, and no assurance can be given that the anticipated carats will be recovered. The estimation of reserves is a subjective process. Forecasts are based on engineering data, projected future rates of production and the timing of future expenditures, all of which are subject to numerous uncertainties and various interpretations. Aber expects that its estimates of reserves will change to reflect updated information. Reserve estimates may be revised upward or downward based on the results of future drilling, testing or production levels. In addition, market fluctuations in the price of diamonds or increases in the costs to recover diamonds from the Diavik Mine may render the mining of ore reserves uneconomical.

        Mineral resources that are not mineral reserves do not have demonstrated economic viability. Due to the uncertainty that may attach to inferred mineral resources, there is no assurance that mineral resources at the Diavik property will be upgraded to proven and probable ore reserves.

Licences and Permits

        The operation of the Diavik Mine and exploration on the Diavik property requires licences and permits from the Canadian government. There can be no guarantee that Aber and/or DDMI, the Company's joint venture partner and the operator of the Diavik Mine, will be able to obtain or maintain all necessary licences and permits that may be required to maintain the operation of the Diavik Mine or to further explore and develop the Diavik property.

Insurance

        Aber's business is subject to a number of risks and hazards generally, including adverse environmental conditions, industrial accidents, labour disputes, unusual or unexpected geological conditions, risks relating to the physical security of diamonds and jewelry, changes in the regulatory environment and natural phenomena such as inclement weather conditions. Such occurrences could result in damage to the Diavik Mine, personal injury or death, environmental damage to the Diavik property, delays in mining, monetary losses and possible legal liability. Although insurance is maintained to protect against certain risks in connection with the Diavik Mine, Aber's operations and the operations of Harry Winston, the insurance in place will not cover all potential risks. It may not be possible to maintain insurance to cover insurable risks at economically feasible premiums.

Currency Risk

        Currency fluctuations may affect the Company's financial performance. Diamonds are sold throughout the world based principally on the U.S. dollar price, and although the Company reports its financial results in U.S. dollars, a majority of the costs and expenses of the Diavik Mine, which are borne 40% by the Company, are incurred in Canadian dollars. Aber's currency exposure relates primarily to expenses and obligations incurred by it in Canadian dollars and, secondarily, to revenues of Harry Winston in currencies other than the U.S. dollar. The appreciation of the Canadian dollar against the U.S. dollar, and the depreciation of such other currencies against the U.S. dollar, will therefore increase the expenses of the Diavik Mine relative to the revenue Aber will receive from diamond sales and will decrease the U.S. dollar revenues received by Harry Winston, respectively.

        From time to time, the Company uses a limited number of derivative financial instruments to manage its foreign currency exposure.

Reliance on Skilled Employees

        Production at the Diavik Mine is dependent upon the efforts of certain skilled employees of DDMI. The loss of these employees or the inability of DDMI to attract and retain additional skilled employees may adversely affect the level of diamond production from the Diavik Mine.

        Aber's success at marketing diamonds and in operating the business of Harry Winston is dependent on the services of key executives and skilled employees, as well as the continuance of key relationships with certain third parties, such as diamantaires. The loss of these persons or the Company's inability to attract and retain additional skilled employees or to establish and maintain relationships with required third parties may adversely affect its business and future operations in marketing diamonds and in operating Harry Winston.

Competition in the Luxury Jewelry Segment

        As a result of Aber's acquisition of a 51% interest in Harry Winston, Aber is now exposed to competition in the retail diamond market from other luxury goods diamond and jewelry retailers. The ability of Harry Winston to successfully compete with such luxury goods diamond and jewelry retailers will be dependent upon a number of factors, including the ability of Harry Winston to protect and promote its distinctive brand name. If Harry Winston is unable to successfully compete in the luxury jewelry segment, then Aber's results of operations will be adversely affected.

Transactions with Related Parties

        The Company has a sales agreement with Tiffany and Co. ("Tiffany"), a shareholder of Aber. Tiffany has the right to purchase a specific assortment of rough diamonds for a minimum of $50.0 million annually subject to Aber's ability to supply such diamonds from its available allocation from the Diavik Mine. The supply of diamonds is sold at fair market value less a discount. Year to date sales of $15.0 million have been made to Tiffany.

        Transactions with related parties include management agreements with all of Harry Winston's shareholders and rent relating to the New York property payable to an employee and shareholder.

RECENTLY ISSUED ACCOUNTING STANDARDS

Employee Future Benefits

        The CICA issued a revision to Handbook Section 3461, "Employee Future Benefits". The principal changes relate to a company's disclosure of its employee future benefits plans. The new disclosure requirements are intended to improve and expand previous requirements. Aber has adopted the disclosure requirements in this quarter's results.

OUTSTANDING SHARE INFORMATION AS AT JULY 31, 2004

Authorized	—	unlimited
Issued and outstanding shares	—	57,522,364
Fully diluted *	—	60,160,470
Weighted average outstanding shares	—	57, 428,354
Options outstanding	—	2,638,106
*
fully diluted shares outstanding under the treasury stock method.

ADDITIONAL INFORMATION

        Additional information relating to the Company, including the Company's most recently filed annual information form, can be found on SEDAR at www.sedar.com, and is also available on the Company's website at www.aber.ca.

CONSOLIDATED BALANCE SHEETS

(expressed in thousands of United States dollars)

	July 31, 2004	January 31, 2004
	(unaudited)
Assets
Current assets:
Cash and cash equivalents	$108,868	$23,628
Cash collateral	13,333	100,091
Accounts receivable	10,254	3,549
Inventory — note 4	141,795	22,177
Advances and prepaid expenses	12,505	2,130

	286,755	151,575
Deferred mineral property costs	203,722	206,073
Capital assets	264,707	263,442
Goodwill and intangibles — note 3	63,425	—
Other assets	15,923	11,678

	$834,532	$632,768

Liabilities and Shareholders' Equity
Current liabilities
Accounts payable and accrued liabilities	$44,358	$18,478
Promissory note — note 5	49,765	—
Bank advances — note 6	4,781	—
Current portion of long-term debt	20,316	72,805

	119,220	91,283
Long-term debt — note 6	198,197	150,270
Future income tax liability — note 7	100,720	67,492
Other long-term liabilities	14,504	12,065
Minority interest — note 3	20,896	—
Shareholders' equity:
Share capital — note 8	287,532	232,897
Stock options	7,591	6,096
Retained earnings	72,123	57,031
Cumulative Translation Adjustment	13,749	15,634

	380,995	311,658

	$834,532	$632,768

See accompanying notes to consolidated financial statements

CONSOLIDATED STATEMENTS OF EARNINGS AND RETAINED EARNINGS

(expressed in thousands of United States dollars, except per share amounts) (unaudited)

	Three Months Ended July 31, 2004	Three Months Ended July 31, 2003	Six Months Ended July 31, 2004	Six Months Ended July 31, 2003
Sales	$84,487	$—	$136,756	$—
Cost of sales	37,746	—	66,337	—

	46,741	—	70,419	—
Selling, general and administrative expenses	17,632	2,870	26,346	5,156

Earnings from operations	29,109	(2,870)	44,073	(5,156)

Interest and financing expenses	(3,039)	(157)	(5,951)	(303)
Other income	(24)	247	(24)	474
Gain on sale of other assets	—	327	—	665
Foreign exchange	760	3,572	411	12,939

Earnings before income taxes	26,806	1,119	38,509	8,619
Income taxes — note 7	14,798	(4,714)	23,660	(2,377)

Earnings before minority interest	12,008	5,833	14,849	10,996
Minority interest	(287)	—	(243)	—

Net earnings	12,295	5,833	15,092	10,996
Retained earnings, beginning of period	59,828	34,487	57,031	29,324

Retained earnings, end of period	$72,123	$40,320	$72,123	$40,320

Earnings per share
Basic	$0.21	$0.11	$0.26	$0.20

Fully diluted	$0.21	$0.10	$0.26	$0.19

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(expressed in thousands of United States dollars)(unaudited)

	Three Months Ended July 31, 2004	Three Months Ended July 31, 2003	Six Months Ended July 31, 2004	Six Months Ended July 31, 2003
Cash provided by (used in):
Operating:
Net earnings for the period	$12,295	$5,833	$15,092	$10,996
Items not involving cash:
Amortization	10,195	198	17,383	387
Future income taxes	11,309	(5,018)	18,221	(2,755)
Stock-based compensation	677	651	1,463	1,222
Foreign exchange	(888)	(3,571)	(448)	(13,161)
Minority interest	(448)	—	(403)	—
Gain on sale of other assets	—	(327)	—	(631)
Change in non-cash operating working capital	(18,159)	434	(18,928)	(1,397)

	14,981	(1,800)	32,380	(5,339)

Financing:
Issuance of long-term debt	6,991	—	6,991	28,000
Repayment of long-term debt	(10,000)	(67)	(46,113)	(128)
Deferred financing	—	(725)	(4,220)	(868)
Issue of common shares, for cash	890	898	54,635	1,538

	(2,119)	106	11,293	28,542

Investing:
Cash collateral and cash reserve	1,893	—	86,758	—
Deferred mineral property costs	(2,502)	(5,007)	(3,353)	(18,778)
Capital assets	(3,099)	(781)	(8,807)	(12,347)
Deferred charges	—	(599)	(2,719)	(528)
Purchase of Harry Winston (net of opening cash)	—	—	(29,962)	—
Proceeds on sale of other assets	—	3,017	—	3,269

	(3,708)	(3,370)	41,917	(28,384)

Foreign exchange effect on cash balances	816	148	(350)	1,437
Increase in cash and cash equivalents	9,970	(4,916)	85,240	(3,744)
Cash and cash equivalents, beginning of period	98,898	25,622	23,628	24,450

Cash and cash equivalents, end of period	$108,868	$20,706	108,868	$20,706

Change in non-cash operating working capital:
Accounts receivable	$1,152	$304	$3,425	$11
Prepaid expenses	(4)	102	715	97
Inventory	(10,584)	—	(15,733)	—
Accounts payable and accrued liabilities	(8,723)	28	(7,335)	(1,505)

	$(18,159)	$434	$(18,928)	$(1,397)

See accompanying notes to consolidated financial statements

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

July 31, 2004
(tabular amounts in thousands of United States dollars, except as otherwise noted)

Note 1 — Nature of Operations

        Aber Diamond Corporation (the "Company" or "Aber") is a specialist diamond company focusing on the mining and retail segments of the diamond industry.

        The Company's most significant asset is a 40% interest in the Diavik group of mineral claims. The Diavik Joint Venture (the "Joint Venture") is an unincorporated joint venture between Diavik Diamond Mines Inc. (60%) and Aber Diamond Mines Ltd. (40%). Diavik Diamond Mines Inc. ("DDMI") is the operator of the Diavik Diamond Mine (the "Diavik Mine"), known as the "Diavik Project" prior to commencement of commercial production. Both companies are headquartered in Yellowknife, Canada. DDMI is a wholly owned subsidiary of Rio Tinto plc of London, England, and Aber Diamond Mines Ltd. is a wholly owned subsidiary of Aber Diamond Corporation of Toronto, Canada. The Diavik Mine is located 300 kilometres northeast of Yellowknife in the Northwest Territories.

        Aber acquired a 51% share of Harry Winston Inc. ("Harry Winston") located in New York City, USA during the year. The results of Harry Winston have been consolidated in the financial statements of the Company effective April 1, 2004.

Note 2 — Significant Accounting Policies

        The interim consolidated financial statements are prepared by management in accordance with accounting principles generally accepted in Canada. The interim consolidated financial statements include the accounts of the Company and all of its subsidiaries as well as its proportionate share of jointly controlled assets. Intercompany transactions and balances have been eliminated. These statements have been prepared following the same accounting policies and methods of computation as the consolidated financial statements for the year ended January 31, 2004, except as described below.

        The interim consolidated financial statements should be read in conjunction with the consolidated financial statements and the notes thereto in the Company's annual report for the year ended January 31, 2004 since these financial statements do not include all disclosures required by generally accepted accounting principles.

(a)   Recently issued accounting pronouncements

Employee Future Benefits

        The CICA issued a revision to Handbook Section 3461, "Employee Future Benefits". The principal changes relate to a company's disclosure of its employee future benefits plans. The new disclosure requirements are intended to improve and expand previous requirements. Aber has adopted the disclosure requirements in this quarter's results.

Note 3 — Acquisition

        On April 2, 2004, the Company announced the acquisition of a 51% share of Harry Winston Inc., a luxury jewelry and watch retailer. The Company purchased its interest for $85.0 million, of which $20.3 million was in the form of a direct equity investment in Harry Winston. The total purchase price, before transaction costs, is payable by the Company in installments, with $49.8 million remaining to be paid over the one-year period following closing. The Company also has the option to purchase the remaining 49% interest in Harry Winston on the sixth anniversary of the closing at the then fair market value of such interest, failing which the other principal shareholders of Harry Winston will have the ability to institute a process for the sale of Harry Winston as an entity (including the Company's 51% interest).

        The preliminary allocation of the purchase price to the fair values of assets acquired and liabilities assumed is as follows. The finalization of the purchase price allocations is pending the completion of the valuation of goodwill and intangible assets. Purchase price amounts will give rise to future income tax liabilities to be recorded in the same period in which the intangible assets are separately identified in the financial statements.

Accounts receivable	$30,497
Inventory	94,421
Goodwill and intangibles	63,425
Other assets	27,796
Accounts payable and accrued liabilities	(33,425)
Bank loan	(43,871)
Minority interest	(21,300)
Notes payable	(10,511)
Other liabilities	(15,223)

$91,909

Cash paid at acquisition	$40,000
Purchase price adjustment	(4,730)
Promissory note	49,765
Acquisition and other costs	6,874

$91,909

        Minority interest represents the remaining 49% ownership of Harry Winston. The Company consolidates the result of Harry Winston and records a minority interest ownership.

Note 4 — Inventory and Supplies

	July 31, 2004	January 31, 2004
Rough diamond inventory	$22,679	$11,238
Merchandise inventory	101,368	—
Supplies inventory	17,748	11,049

Total inventory and supplies	$141,795	$22,177

        Rough diamond inventory represents rough diamonds held at July 31, 2004 at various Aber locations. Merchandise inventory represents jewelry and watches held at Harry Winston. Supplies inventory represents spare parts and consumable inventory held at the Diavik Mine.

Note 5 — Promissory Note

	July 31, 2004	January 31, 2004
Promissory note	$49,765	$—

        The $49.8 million represents the balance of the purchase price payable by the Company for its acquisition of 51% of Harry Winston, which is to be paid within one year of the transaction date. Interest is payable on the promissory note at 7% per annum.

Note 6 — Long-Term Debt

	July 31, 2004	January 31, 2004
Credit facility (a)	$165,000	$215,000
Harry Winston credit facility (b)	35,118	—
First mortgage on real property	7,884	8,075
Notes payable (c)	10,511	—

Total long-term debt	218,513	223,075

Less current portion (d)	(20,316)	(72,805)

	$198,197	$150,270

(a)   Credit facility

        On March 3, 2004, the Company completed the refinancing of its Project Loan Facility. The Company's previous $230.0 million Project Loan Facility has been refinanced into a $100.0 million senior secured term facility and a $75.0 million senior secured revolving facility under an amendment and restatement of the Project Loan Facility credit agreement. The amended facilities have underlying interest rates, which at the option of the Company, are either LIBOR plus a spread of 1.50% to 2.625%, or U.S. Base Rate plus a spread of 0.50% to 1.625%. The amended facilities have a final maturity date of December 15, 2008 and are to be amortized as described in note 6 (d). The Company may at any time prepay, in whole or in part, borrowings outstanding in minimum amounts of $5.0 million. The senior secured revolving facility has a standby fee on undrawn amounts up to 1.5%, dependent on certain financial ratios, payable quarterly.

        As at July 31, 2004, the Company had a $90.0 million senior secured term facility and a $75.0 million senior secured revolving facility. The first drawdowns on both facilities were made on March 3, 2004. The Company made a scheduled repayment of $10.0 million on June 15, 2004. Additionally, the Company is required to comply with certain financial and non-financial covenants. Under the amended facilities, the Company is required to establish a debt reserve account containing up to a maximum of $15.0 million. The revolving facility has mandatory reduction payments of $12.5 million semi-annually, commencing in 2006. Additionally, the term facility has mandatory prepayment requirements associated with any dividend payments made by the Company.

        Interest and financing charges include interest incurred on long-term debt, as well as amortization of deferred financing charges.

(b)   Harry Winston credit facility

        On March 31, 2004 Harry Winston, Inc. entered into a secured four-year credit agreement with a syndicated group of banks led by ABN AMRO Bank N.V. The credit agreement established a $60.0 million facility that includes both a revolving line of credit and fixed rate short-term loans. At July 31, 2004, $35.1 million had been drawn against the facility. The amount available under this facility is subject to availability determined using a borrowing formula based on certain assets owned by Harry Winston, Inc. and Harry Winston Far East K.K. The initial borrowings under the facility were used to refinance the outstanding indebtedness under Harry Winston's former credit facility with Citicorp Bank. The Harry Winston credit facility, which expires on March 31, 2008, has no scheduled repayments required before that date.

        The credit agreement contains affirmative and negative non-financial and financial covenants, which apply to Harry Winston on a consolidated basis. These provisions include minimum net worth, minimum coverage of fixed charges, leverage ratio, minimum EBITDA and limitations on capital expenditures.

        The outstanding borrowings under the credit facility are secured by inventory and accounts receivable of Harry Winston, Inc. and inventory of Harry Winston Far East, K.K. with no guarantees or recourse to Aber.

        The facility provides for fixed rate loans and floating rate loans, which bear interest at 2.75% above LIBOR and 1.75% above the bank's prime rate, respectively.

(c)   Notes payable

        On March 31, 2004, Harry Winston entered into four convertible subordinated note agreements totalling $10.5 million with two of its minority shareholders. The notes are due on December 31, 2005 and bear interest at 11% payable quarterly. The notes are subordinated to Harry Winston's agreement with ABN AMRO Bank N.V. Harry Winston at its option may prepay all or a portion of the outstanding balance based upon an early redemption price. If Harry Winston is unable to pay in cash the aggregate principal amount and accrued unpaid interest on the maturity date then the unpaid principal amount of the notes plus accrued unpaid interest will dilute the common shares of Harry Winston.

(d)   Current portion of long-term debt

        Scheduled amortization of the Company's senior secured term facility is over ten equal consecutive semi-annual installments commencing June 15, 2004. Additionally, the term facility has mandatory prepayment requirements associated with any dividend payments made by the Company. The senior secured revolving facility has mandatory reduction payments of $12.5 million semi-annually, commencing in 2006.

        Both facilities have a final maturity date of December 15, 2008. The Company may at any time prepay either facility, in whole or in part, in minimum payments of $5.0 million.

(e)   Bank advances

        The Company also operates a revolving financing facility with Antwerpse Diamantbank N.V. Under the terms of the facility, the Company has available $34.0 million (utilization in either U.S. $ or Euro) for inventory and receivables funding in connection with marketing activities through its Belgian subsidiary, Aber International N.V. Borrowings under the facility bear interest at the bank's base rate plus 1.5%. At July 31, 2004, no balance was drawn under this facility. This facility has an annual commitment fee of 0.75% per annum.

        Harry Winston Far East maintains unsecured credit agreements with two banks each amounting to Yen 300 million (U.S. $2.7 million). The credit facilities bear interest at 1.875% per annum and expire on October 29, 2004 and December 30, 2004, respectively. Under these agreements, $4.8 million was outstanding at July 31, 2004.

Note 7 — Income Tax

        Included in the future income tax liability of the Company is $7.1 million of net future income tax liabilities of Harry Winston. Harry Winston's future income tax liabilities are pending finalization of the purchase price allocation and are included net of future tax assets of $24.9 million, which have been recorded to recognize the benefit of $60.9 million of net operating losses that Harry Winston has available for carry forward to shelter income taxes for future years. The net operating losses are scheduled to expire between 2018 and 2024.

        During the first quarter, the Northwest Territories territorial income tax rate was increased from 12% to 14%, retroactive to January 1, 2004. The increased rate was substantively enacted in March 2004, and as such, the effect on future tax assets and liabilities of the Company was $3.3 million recognized in earnings during the first quarter.

Note 8 — Share Capital

(a)   Authorized

        Unlimited common shares without par value.

(b)   Issued

	Number of shares	Amount CDN $	Amount US $
		(000's)	(000's)
Balance, January 31, 2004	55,933,232	$342,195	$232,897
Shares issued for:
Cash	1,500,000	71,593	53,491
Cash on exercise of options	89,132	1,544	1,144

Balance, July 31, 2004	57,522,364	$415,332	$287,532

        In February, 2004, the Company issued 1,500,000 common shares for gross proceeds of CDN $74.6 million, with issuance costs of CDN $3.0 million.

Note 9 — Employee Benefit Plans

(a)   Restricted and Deferred Share Unit Plans ("RSU" and "DSU")

        The Company issued 6,000 RSUs and 6,000 DSUs under an employee incentive compensation program during the second quarter (43,685 RSUs and 18,000 DSUs issued for the six months ended July 31, 2004). The Restricted and Deferred Share Unit Plans are full value phantom shares which mirror the value of Aber's publicly-traded common shares.

        Grants under the RSU Plan will be made on a discretionary basis to employees of the Company subject to Board of Director approval. Each RSU grant vests on the third anniversary of the grant date, subject to special rules for death and disability.

        Only non-executive directors of the Company are eligible for grants under the DSU plan. Each DSU grant vests immediately on the grant date.

        The expenses related to the RSUs and DSUs are accrued based on the price of Aber's common shares at the end of the period and the probability of vesting. This expense is recognized on a straight-line basis over the term of the grant. The Company recognized an expense of $0.3 million for RSUs and DSUs during the second quarter ($0.4 million for the six months ended July 31, 2004).

(b)   Defined benefit plan

        Harry Winston sponsors a defined benefit pension plan covering substantially all of its employees based in the United States who were employees as of April 2001. The benefits are based on years of service and the employee's compensation. In April 2001, Harry Winston amended its defined benefit pension plan. The amendment specifically froze plan participation effective April 30, 2001. Harry Winston's funding policy is to contribute amounts to the plan sufficient to meet the minimum funding requirements set forth in the Employee Retirement Income Security Act of 1974. Plan assets consisted primarily of fixed income, equity and other short-term investments. The Plan assets and benefit obligations were valued as of August 31, 2003. The effective date of the last actuarial valuation for funding purposes was January 1, 2004. The next valuation is scheduled for January 1, 2005. Harry Winston has recorded $1.3 million as prepaid pension expense as at July 31, 2004.

(c)   Defined contribution plan

        Harry Winston has a defined contribution 401(k) plan covering substantially all employees in the United States that provides employer-matching contributions based on amounts contributed by an employee, up to 50% of the first 6% of the employee's salary. Harry Winston has provided approximately $0.1 million at July 31, 2004 for this match. The employee must meet minimum service requirements and continue employment on December 31 following the end of the fiscal year in order to receive this matching contribution.

        DDMI has a defined contribution plan covering substantially all employees whereby 6% of base pay and bonuses are set aside in this non-contributory plan. Employer contributions of $0.7 million have been made by DDMI to the plan as at June 30, 2004.

Note 10 — Related Parties

        The Company has a sales agreement with Tiffany and Co. ("Tiffany"), a shareholder of Aber. Tiffany has the right to purchase a specific assortment of rough diamonds for a minimum of $50.0 million annually subject to Aber's ability to supply such diamonds from its available allocation from the Diavik Mine under a process managed by Aber. The supply of diamonds is sold at fair market value less a discount. Year to date sales of $15.0 million have been made to Tiffany.

        Transactions with related parties include management agreements with all of Harry Winston's shareholders and rent relating to the New York property payable to an employee and shareholder.

Note 11 — Segmented Information

        The Company operates in two segments within the diamond industry, mining and retail as of July 31, 2004 upon the acquisition of Harry Winston.

        The mining segment consists of the Company's rough diamond business. This business includes the 40% interest in the Diavik group of mineral claims and the sale of the rough diamonds in the marketplace.

        The retail segment consists of the Company's ownership in Harry Winston. This segment consists of the marketing of fine jewelry and watches on a worldwide basis.

(expressed in thousands of United States dollars)

For the three months ended July 31, 2004	Mining	Retail	Total
Sales	$56,281	$28,206	$84,487
Cost of sales	23,234	14,512	37,746

	33,047	13,694	46,741
Selling, general and administrative expenses	4,239	13,393	17,632

Earnings (loss) from operations	28,808	301	29,109

Interest and financing expenses	(1,960)	(1,079)	(3,039)
Other income (expense)	—	(24)	(24)
Foreign exchange gain (loss)	889	(129)	760

Segmented earnings (loss) before income taxes	$27,737	$(931)	$26,806

Segmented assets as of July 31, 2004
Canada	$632,234	$—	$632,234
United States	—	146,683	146,683
Other foreign countries	4,350	51,265	55,815

	$636,584	$197,948	$834,532

Goodwill as of July 31	—	63,425	63,425
Capital expenditures	1,598	1,501	3,099
Other significant non-cash items:
Income tax expense	11,309	168	11,477

(expressed in thousands of United States dollars)

For the six months ended July 31, 2004	Mining	Retail	Total
Sales	$98,434	$38,322	$136,756
Cost of sales	46,755	19,582	68,337

	51,679	18,740	70,419
Selling, general and administrative expenses	8,235	18,111	26,346

Earnings (loss) from operations	43,444	629	44,073

Interest and financing expenses	(4,739)	(1,212)	(5,951)
Other income (expense)	—	(24)	(24)
Foreign exchange gain (loss)	449	(38)	411

Segmented earnings (loss) before income taxes	$39,154	$(645)	$38,509

Segmented assets as of July 31, 2004
Canada	$632,234	$—	$632,234
United States	—	146,683	146,683
Other foreign countries	4,350	51,265	55,615

	$636,584	$197,948	$834,532

Goodwill as of July 31	—	63,425	63,425
Capital expenditures	7,160	1,647	8,807
Other significant non-cash items:
Income tax expense	18,221	153	18,374

Safe Harbour Statement on Forward-Looking Information

        Included in this Interim Report are "forward-looking statements" within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. When used in this Interim Report, words such as "estimate", "intend", "expect", "anticipate", "projected" and similar expressions are intended to identify forward-looking statements — which are, by their very nature, not guarantees of Aber's future operational or financial performance, and are subject to risks and uncertainties.

        All forward-looking statements are based on Aber's current beliefs as well as assumptions made by and information currently available to the Company and relate to, among other things, anticipated financial performance, business prospects, strategies, regulatory developments, market forces and commitments. This forward-looking information mainly concerns Aber's plans for its diamond initiatives and is based on the conclusions of management. With respect to Aber's future revenues from its marketing activities, differences may result from developments in world diamond markets, diamond valuations, risks relating to the retail operations of Harry Winston, risks relating to currency fluctuations and other factors. With respect to the Diavik Diamond Mine (known as the Diavik Project prior to the commencement of Commercial Production), differences may result from additional drilling, sampling, diamond valuations, engineering and construction timetables and problems, unanticipated problems with mine operations and production, revisions to mining plans and other operational decisions taken by Aber's Joint Venture partner, fluctuations in energy, labour and other input costs, financial arrangements, local, regional or national political developments in Canada, fluctuations in the Canadian dollar relative to the U.S. dollar and other factors. With respect to other projects, actual events may differ from current expectations due to exploration results, new exploration opportunities, changing budget priorities of Aber or its Joint Venture partner and other factors.

        Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this Interim Report. Due to risks and uncertainties, including the risks and uncertainties identified above and elsewhere in this Interim Report, actual events may differ materially from current expectations. The Company disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Additional information concerning factors that may cause actual results to materially differ from those in such forward-looking statements is contained in the Company's filings with Canadian and United States securities regulatory authorities.

www.aber.ca

P.O. BOX 4569, STATION A

TORONTO, ONTARIO, CANADA    M5W 4T9

T 416.362.2237        F 416.362.2230